UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue

166 74 Glyfada

Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information Contained in this Form 6-K Report

On July 18, 2022, United Maritime Corporation (the “Company”) conducted an offering of 8,000,000 units consisting of one common share (the “Common Shares”) (or pre-funded warrant in lieu thereof) and one Class A warrant (“Class A Warrants”) to purchase one common share of its common shares in a public offering at a price of $3.25 per unit. In connection with the offering, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated July 18, 2022 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of the Securities Purchase Agreement, between the Company and the purchasers named therein.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the Warrant Agency Agreement, dated July 18, 2022, between the Company and American Stock Transfer & Trust Company, LLC, as Warrant Agent.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Pre-Funded Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.5 is a copy of the form of the Class A Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated July 18, 2022, titled “United Maritime Announces Pricing of $26.0 Million Public Offering.”

The Company has 8,862,004 Common Shares issued and outstanding as of the date hereof, reflecting the exercise of certain of the Pre-Funded Warrants issued in the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

Date: July 20, 2022